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                                  EXHIBIT 14.1

                            POLICY ON INSIDER TRADING

PURPOSE
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     Since we are a public company, we believe it is important to call your attention to the additional responsibilities each of you has to protect the confidentiality of all information related to Hemagen and its business. A central objective of this policy is to protect our corporate information from misuse and to respond to federal law which prohibits you from engaging in securities transactions based upon material information which is in your possession but not in the possession of the general public. Under the federal securities laws, individuals trading on or tipping material non-public information may be required to pay a maximum criminal fine and serve a jail term. Those laws also impose potential civil and criminal penalties on Hemagen and any of its controlling persons for failing to take appropriate steps to prevent illegal trading or tipping.

     In order to prevent exposure to the severe penalties imposed by these laws, and as a means to avoid any situation (such as an insider trading investigation) that could possibly damage Hemagen's reputation for integrity and ethical conduct or subject it and its directors, officers, and employees to liability, Hemagen has adopted this policy. Violations of this policy will lead to reprimand and possible termination of employment, as well as civil or criminal liability and other serious damage to one's reputation and career.

NO TRADING OR TIPPING ON THE BASIS OF MATERIAL NON-PUBLIC INFORMATION
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     If a director, officer or employee is in possession of material non-public information regarding Hemagen, he/she may not trade directly or indirectly in Hemagen's securities or disclose ("tip") any such information to another person. Similarly, if a director, officer or employee is in possession of material non-public information regarding Hemagen's relations with any other publicly held company, he/she may not trade directly or indirectly in the securities of any such company or tip any such information to another person. Civil or criminal penalties apply whether or not that person derives any benefit from the actions of a person tipped by him/her.

     "Material Information" is any information that an investor would consider important in deciding to buy or sell Hemagen securities. In short, any information that could reasonably affect the price of the securities is material. The following are examples of matters that may be material. The list is not to be regarded as all encompassing, but merely as illustrative. Examples of material information:

Earnings forecasts

Preliminary financial results

     Possible acquisitions, dispositions or joint ventures Significant contract award, loss or delay Dividend actions and stock splits Significant financing developments

     It is also improper for an officer, director or employee to trade in Hemagen securities immediately after Hemagen has made a public announcement of material information. Hemagen's stockholders and the investing public should be afforded the time necessary to receive the information and act upon it. As a general rule, you should not engage in any type of transaction until the third business day after the information has been released to the public.

PRE-CLEARANCE OF TRADES
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     Hemagen is required to comply with very specific, strict guidelines, which restrict officers, directors and employees from trading Hemagen securities during certain time periods surrounding various corporate filings and transactions. The variable length and timing of such "blackout" periods often afford the officer, director or employee a very short and unpredictable "window" in which they are permitted to trade.

     To help prevent inadvertent violations and avoid the appearance of improper transactions (which could result, for example, when an officer, director or employee engages in a trade while unaware of a pending major development), all transactions in Hemagen securities by officers, directors and employees must be pre-cleared by Hemagen's President and CEO, and CFO. A person contemplating a transaction should

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     contract the legal department in advance. This requirement does not apply to gifts or stock option exercises, but will apply to sales of stock obtained on exercise of options.

COMPLIANCE BY RELATED PARTIES
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     Each officer, director and employee is responsible for compliance with this policy by his/her spouse, dependents, relatives and any trust, corporation or entity controlled by him/her.

PROTECTING CONFIDENTIAL INFORMATION
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     Since unauthorized disclosure of any internal information relating to
     Hemagen could result in liability for the company and its personnel under federal securities laws, the disclosure by Hemagen personnel of such information about the company or its dealings with other companies is prohibited, except as required in the performance of an employee's regular duties. Special care must be taken to protect and maintain the integrity of confidential internal information. Confidential documents must not be left anywhere that might be in plain view of unauthorized persons.

COMMUNICATIONS WITH MEDIA
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     It is also Hemagen's policy that only authorized information be released to the news media and investment community and that it be disseminated through authorized channels. Any request for information from outside parties should be specifically referred to the President & CEO or CFO. No written response should be made and any verbal response should be limited to "no comment" unless otherwise specifically authorized. Hemagen has a responsibility to provide accurate information to its shareholders and its clients and the community in which it operates while protecting its name and its reputation. Thus, strict observation of this policy is absolutely necessary.

ASSISTANCE
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     Any questions regarding this policy in general or the application of this policy to a particular case should be directed to the Chief Financial Officer. All personnel should remember that the ultimate responsibility for adhering to this policy and avoiding improper transactions rests with the individual and will require the exercise of his or her best judgment.